Exhibit 99.11
CONSENT OF EXPERT

United States Securities and Exchange Commission
Washington, D.C.  20549

Ladies and Gentlemen:

Re:           SilverCrest Mines Inc. – Form 40-F

I, Geoff Allard, do hereby consent to (i) the filing of the written disclosure regarding the technical report entitled “NI 43-101 Technical Report Reserve Update for the Santa Elena Open Pit and Preliminary Assessment for the Santa Elena and Cruz de Mayo Expansion Project, Sonora, Mexico,” prepared by John Chow, MAusIMM., P. James Barr, P.Geo., Geoff Allard, P.E. and C. Stewart Wallis, P.Geo., dated April 1, 2011 as amended May 11, 2011, and of extracts from or a summary of  the technical report and of certain mineral resource or reserve estimates and other information pertaining to the project, and (ii) the use of my name in the Annual Information Form (the “AIF”) for the year ended December 31, 2012 of SilverCrest Mines Inc. (the “Company”) and the Annual Report on Form 40-F of the Company for the year ended December 31, 2012 and any amendments thereto incorporating by reference the Company’s AIF and the Annual Report on Form 40-F.

DATED the 4th day of April, 2013

By:
Name: Geoff Allard, P.E.
Company: Allard Engineering Services LLC
Title: President